Exhibit 99.1

THE CANNABINOIDS OF THE FUTURE

D ISCLAIMER This presentation of Therapix Biosciences Ltd. (the “Company”) contains “forward - looking statements” within the meaning of the P rivate Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” a nd similar expressions or variations of such words are intended to identify forward - looking statements. For example, the Company is using forward - looking statements when it discusses statements relating to our objectives, plans, and strategies, the expected timing of trials, the research, development, and use of our platform tech nol ogies, technologies, products and product candidates, and all statements (other than statements of historical facts) that address activities, events, or develo pme nts that the Company intends, expects, projects, believes, or anticipates will or may occur in the future. Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs a nd projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved and actual result s m ay differ materially from what is expressed in or indicated by the forward - looking statements. Forward - looking statements are subject to risks and uncertainties t hat could cause actual performance or results to differ materially from those expressed in the forward - looking statements. For a more detailed description of the r isks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC ”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2017 , filed with the SEC. Forward - looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequen t events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applic able securities laws. If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates w ith respect thereto or with respect to other forward - looking statements.

OUR VISION OUR MISSION Therapix Biosciences is a specialty clinical - stage pharmaceutical and nutraceutical company developing endocannabinoid - based solutions to address unmet needs, and bringing them to market through professional channels Connecting cannabinoids to the healthcare system to improve the health and well - being of patients

WAS AN EXPONENTIAL YEAR FOR THE CANNABIS INDUSTRY 2018

GLOBAL MARKET IN TRANSITION 2018 HIGHLIGHTS Cannabis Is Accepted as Legitimate on Multiple Fronts President Trump signed the ‘Farm bill’, removing hemp from the list of federally controlled substances. World Health Organization (WHO) published a report stating CBD is safe and calls to exclude CBD as a scheduled substance. Canada and 10 US states including California, legalized recreational cannabis European government - subsidized health care systems are expected to make its medical cannabis market to the largest in the world Epidiolex is the first FDA - approved cannabis - derived drug (schedule V) Novartis partners with Tilray to commercialize non - smokable medical cannabis offerings, co - brand products and develop new products CBD sales $ 534 M in 2018 , expected to reach $ 2 B by 2022 * The green rush – More cannabis companies are listed on stock exchange markets Constellation’s Brands invests $ 3.8 billion in Canopy Growth, Altria invests $ 1.8 billion in Cronos *Source: Hemp Business Journal CAPITAL MEDICAL LEGISLATION

DEMONSTRATED PROOF - OF - CONCEPT DIFFERENT MARKET OPPORTUNITIES Two unique platforms: Entourage and Micro - Dose in an agnostic development process suitable for botanical and synthetic APIs Our products apply to US & EU regulation with different time - to - market PHARMACEUTICAL STANDARDS IN AN EMERGING MARKET The cannabis industry suffers from disinformation, lack of standards and consistency Therapix develops and manufactures according to the most rigid GMP conditions DNA THERAPIX WAS FOUNDED ON THREE FUNDAMENTAL CONCEPTS: “Entourage” our proprietary combination functions as endocannabinoid - enhancer to induce a robust therapy, shown both in preclinical and clinical trials

AT A GLANCE Connecting Cannabinoids to the Healthcare System Improving the Health and Well - being of Patients PAIN CLINICS AND LAB US - based, company - owned providing direct access to patients CLINICAL STAGE COMPANY On - going trials demonstrating potential treatments for CNS and pain indications CannAmide TM A proprietary platform creates opportunities for pharmaceutical, nutraceuticals and medical cannabis arenas 12 PATENT FAMILIES Including Entourage platform, Micro - Dose THC and New Chemical Entity (NCE) NASDAQ LISTING The only cannabis - related Israeli company traded on NASDAQ;TRPX ACCELERATED PIPELINE PROGRAMS Including: 505 (b) 2 , ODD and QIPD PROF. RAPHAEL MECHOULAM The pioneer world - leading researcher is Head of our Scientific  Advisory Board ACCESS Top professional market network, research and collaborations

THERAPIX BIOSCIENCES PLATFORMS

Increased Efficiency, Lower Dosage and Side Effects

“THE ENTOURAGE EFFECT“



Therapix’s proprietary combination of any Cannabinoid and CannAmide™ creating a synergy. "The Entourage Effect" first discovered by **Prof. Raphael Mechoulam** in 1998

CannAmide™

Formulation of Pharma-grade Palmitoylethanolamide (PEA) which is an endogenous neuromodulator, fatty-acid amide molecule and an endocannabinoid-analog with a broad spectrum of pharmacological properties. CannAmide™ enhances the activity of cannabinoids, by potentiating their affinity for their receptor and by inhibiting the metabolic degradation of endocannabinoids


Cannabinoid
Palmitoylethanolamide

THC MICRODOSE

Therapix’s proprietary extremely low-dose of THC (Tetrahydrocannabinol), 1000 times lower than the conventional doses has the opposite effect than conventional doses, creating unique therapeutic platform

High dose THC is a neurodepressive drug that slows down cognitive processes and attenuates motor activity

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Serious diminishing effect over time and extensive use High doses may lead to unwanted psychoactive effect Compromises therapeutic benefits of cannabis severely impacts treatment Significant increase in adverse events RATIONAL Increased Efficiency, Lower Dosage and Side Effects WHY DOSE IN CANNABIS IS SO IMPORTANAT:

Provide the most efficacious therapy while reducing doses and side - effects Enhance and extend cannabis and cannabinoids’ efficacy Sustain and boost ongoing treatment Help alleviate common side - effects Improve quality of life Promote compliance and benefit RATIONAL Increased Efficiency, Lower Dosage and Side Effects OUR GOAL IS  TO:

EDGE Comprehensive product offering across diverse distribution channels Synthetic Cannabinoids Botanical Cannabinoids Hemp - based Botanical Cannabinoids Cannabis - based NCE THC CBD CBG CBN MOLECULE CREATE CHANNEL Partnerships Professional market Retail In combination with: CannAmide TM SOURCE Pharmaceuticals Nutraceuticals / Food Supplements Food ]

Connecting Cannabinoids to the Healthcare System to improve the Health and Well - being of Patients P HARMACUETICALS PIPELINE COMPOUND THX – 110 THERAPEUTIC AREA PRECLINICAL PHASE I PHASE IIa PHASE IIb THX – 150 THX – 160 TOURETTE’S SYNDROME OBSTRUCTIVE SLEEP APNEA PAIN ANTIBACTERIAL PAIN [

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THERAPIX BIOSCIENCES PROPRIETY ENTOURAGE EFFECT

THX-110: Increased Efficiency, Lower Dosage and Side Effects

Under the Entourage Platform, we have developed THX-110, a combo drug consisting of THC + CannAmide™ proven in in-vitro and in-vivo. THX-110 is currently being developed for:

TOURETTE SYNDROME (ODD)

OBSTRUCTIVE SLEEP APNEA

PAIN


THC Effect Strength
Duration of Effect
THC
THC+ CannAmide™

Combining CannAmide™ with cannabinoids dramatically increases its effectiveness and duration

$88.5B

THX-110 MARKET

*Market size projected by Huron Consulting Group INC., May 2017

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THX - 110 : Increased Efficiency, Lower Dosage and Side Effects Tourette syndrome is a movement and neurobehavioral disorder characterized by motor and vocal tics, and is highly linked with co - morbidities. Our TS program is developed under 505 (b) 2 regulatory pathway, and potentially qualifies as an Orphan disease. TOURETTE SYNDROME CLINICAL TRIAL TOURETTE SYNDROME Tics are just the tip of the iceberg

1. An average tic reduction of 21 % across the entire sample 2. Six of the 16 medication - refractory TS subjects experienced a response to treatment as defined by a reduction in YGTSS - TTS of greater than 25% 3. Improvement over time with treatment 4. The medication was generally well - tolerated by subjects 5. Twelve of the 16 subjects elected to continue into a 24 - week extension phase of the trial OUR TOPLINE RESULTS FROM OUR TRIAL CONDUCTED IN YALE UNIVERSITY SHOW GREAT PROMISE: THX - 110 : Increased Efficiency, Lower Dosage and Side Effects TOURETTE SYNDROME CLINICAL TRIAL

THX - 110 : Increased Efficiency, Lower Dosage and Side Effects OBSTRUCTIVE SLEEP APNEA (OSA) OSA causes breathing to repeatedly  stop during sleep, and is a potentially lethal sleep disorder Breathing sleep disorders affect a substantial and growing percentage of  the adult population The standard treatments for OSA are noninvasive ventilation devices (CPAP) and oral appliances that result in low compliance. There are currently no approved  pharmaceutical therapies to treat  this disorder

On - going phase IIa clinical trial  is currently conducted in Assuta, the largest private hospital chain in Israel Intervention: 30 patients, once daily  THX - 110 administration for one  month period Top - line results are expected in the first half of 2019 THERAPIX PHARMACEUTICAL SOLUTION: THX - 110 : Increased Efficiency, Lower Dosage and Side Effects OBSTRUCTIVE SLEEP APNEA (OSA) Current Practice

Annual "economic burden” of prescription opiate misuse Americans suffer from chronic pain of long - term disability in the US Daily deaths by opioid - overdose US Annual cost including healthcare expenses, lost income and lost productivity Incidence of pain in the USA compared with other major conditions (%). Source: American Pain Foundation (2011). PAIN 115 M # 1 Cause $ 78.5 B US$ 635 B 91 0 DIABETES CORONARY HEART DISEASE & STROKE CANCER 26% 7% 6% 0.4 % ESTIMATED INCIDENCE (MILLIONS) 10 20 30 40 50 60 70 PAIN 1.5 Billion people worldwide

CB 2 R - specific agonists have been found to be involved in mediating analgesic effects in the peripheral nervous system, without significant side effects. THX - 160 : CB 2 Receptor Agonist for Acute and Chronic Pain A synthetic CB 2 R agonist NEW CHEMICAL ENTITY (NCE) THX - 160 Protected under patent granted in the US and Europe Exhibits high CB 2 R binding specificity, hence does not cause the  therapeutically undesirable cannabis psycho - activity associated with CB 1 R agonism Not scheduled in the US, unlike other cannabis and cannabis products Synthesis process had been completed Therapeutic effects and potency had been successfully assessed  in animal models

For our pain indications we have three solutions: PAIN – WORLDWIDE EPIDEMIC Short term 2019 CannAmide TM AS ADJUVANT SUPPLEMENT; Partnering with MMJ providers (B 2 B) Mid - term THX - 110 THXB - 110 THX - 160 Long - term NCE 505 (B) 2

EVERO Health is our supplements brand CannAmide TM – For pain and inflammation: Active ingredient Palmitoylethanolamide – Endocannabinoid - like compound, a lipid - messenger and an endogenous neuromodulator with a broad spectrum of pharmacological properties and can be found naturally in the body, as well as in egg yolk, beans, soy, etc. Our program THXB - 110 examines the effects of CannAmide TM on cannabis users, and could be transformed into the Pharmaceutical path in the future THX - 130 - MicroDose THC for cognitive decline: Micro - dosing of THC has demonstrated in pre - clinical models positive signs of improving cognitive performance and prevent additional detrition Our THX - 130 concentration enables us to develop this product to be the first THC nutraceutical Using the Endocannabinoid System Modulation to Improve Health SUPPLEMENTS ADDRESSING THE PROFESSIONAL MARKET 0 1 2 3 4 5 6 7 8 9 10 Placebo PEA 300 mg PEA 600 mg  Mean difference score values for VAS* after 3 weeks treatment Visual scale analog difference * Visual Analog Scale for Pain measurement Source: Journal of pain research, 2015

THERAPIX BIOSCIENCES MANAGEMENT



DR. ASCHER SHMULEWITZ, MD PHD, CEO AND CHAIRMAN

An inventor, investor and serial entrepreneur in biomedical technologies, he has founded and invested in over two dozen life science companies including NeoVision Corp, Labcoat Medical Ltd. Arteria Corp, Circulation Inc. and X-Cardia Inc., and has led multiple of these companies to successful exits, including through merger and acquisition transactions with large medical device companies.
Dr. Shmulewitz has served as our Chairman since January 2014 and on our Board of Directors since February 2013 and was appointed our Interim Chief Executive Officer on November 1, 2017.



PROF. RAPHAEL MECHOULAM, CHAIRMAN OF SCIENTIFIC BOARD

A Professor Emeritus of the Department of Natural Products of the School of Pharmacy at the Faculty of Medicine of the Hebrew University of Jerusalem, and a member of the Israel Academy of Sciences and Humanities. Prof. Mechoulam's research in the field of cannabis has led to his the discovery of the endocannabinoid system. Additionally, he was among the first to complete the total synthesis of the major plant cannabinoids, THC, cannabidiol, cannabigerol, and others, and also played a key role in the isolation of the first described endocannabinoid anandamide. Prof. Mechoulam has received amongst others, the Israel Prize in 2000, the European College of Neuropsychopharmacology Lifetime Achievement Award in 2006 and the Rothschild Prize in 2012.



ADI ZULOFF-SHANI, CTO

Dr. Adi Zuloff-Shani has served as our Chief Technologies Officer since February 2016. Dr. Zuloff-Shani has more than 15 years of experience as an R&D executive. Prior to joining us, and from 2012 to 2016, Dr. Zuloff-Shani served as a vice president development at Macrocure Ltd. (NASDAQ: "MCUR") where besides leading all research and development activities, she interacted and was involved with the activities of all departments including clinical, operations, quality assurance, quality control, finance, and regulatory affairs. Dr. Zuloff-Shani holds a Ph.D. in human biology and immunology from Bar- Ilan University, Israel.



OZ ADLER, CFO

Mr. Oz Adler has served as our Chief Financial Officer since April 2018, and as our VP Finance from September 2017. Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting. Since 2012, Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. degree in Accounting and Business management from the College of Management, Israel.

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I NVEST IN THE CANNABINOIDS OF THE FUTURE